EXHIBIT (a)(6)

              Text of Press Release Dated October 25, 1996


FOR IMMEDIATE RELEASE              CONTACT:  Weston B. Wetherell
                                             (630) 684-6360

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES

          OAKBROOK TERRACE, IL, October 25, 1996 -- Van Kampen American Capital Prime Rate Income Trust announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on October 11, 1996.

          The Trust said that 10,642,385 common shares, or approximately
2.05 percent of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 10,642,385 of the common shares tendered were purchased in their entirety at a price of $10.01 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed on or about October 15, 1996.

          As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

          The Trust commenced operations on October 5, 1989 and had total net assets of approximately $5,199,753,821 as of October 11, 1996.

          Van Kampen American Capital, Inc. (Van Kampen American Capital) is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $57 billion under management or supervision. Van Kampen American Capital's more than 40 open-end and 38 closed-end funds and more than 2,800 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen American Capital is a wholly owned subsidiary of VK/AC Holding, Inc.

          On June 24, 1996, VK/AC Holding, Inc. announced it had entered into an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., pursuant to which MSAM Acquisition Inc. will be merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. will be the surviving corporation. Van Kampen American Capital is a wholly owned subsidiary of VK/AC Holding, Inc. The Trust's investment adviser is a wholly owned subsidiary of Van Kampen American Capital. Subject to a number of conditions being met, it is currently anticipated that a closing will occur on or about October 31, 1996. Thereafter, VK/AC Holding, Inc. and its subsidiaries will be indirect subsidiaries of Morgan Stanley Group Inc.